AMENDMENT TO
TO THE FUND ACCOUNTING AGREEMENT BETWEEN
GARDNER LEWIS INVESTMENT TRUST
AND
ULTIMUS FUND SOLUTIONS, LLC

WHEREAS, Gardner Lewis Investment Trust, a Massachusetts business trust (the “Trust”) and Ultimus Fund Solutions, LLC (the “Ultimus”), have entered into a Fund Accounting Agreement each as of July 27, 2007 (the “Fund Accounting Agreement”);

WHEREAS, the parties agree to amend the Fund Accounting Agreement;

NOW, THEREFORE, effective March 1, 2010, the Trust and Ultimus agree to amend the Fund Accounting Agreement as represented by the attached pages to this document.

Excepted as amended hereof, the Fund Accounting Agreement, including any past Amendments thereto, shall remain in full force and effect.

Executed this 28th day of February, 2010.

GARDNER LEWIS INVESTMENT TRUST

By:	/s/ W. Whitfield Gardner
W. Whitfield Gardner, Chairman

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Robert G. Dorsey_____________
Robert G. Dorsey, President

Amended: March 1, 2010

SCHEDULE B

TO THE FUND ACCOUNTING AGREEMENT BETWEEN
GARDNER LEWIS INVESTMENT TRUST
AND
ULTIMUS FUND SOLUTIONS, LLC

FEES AND EXPENSES

FEES:

The Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed as follows:

Base fee per Portfolio per year as follows:

Number of Share Classes

One	Two	Three
$30,000	$36,000	$42,000

Plus an asset based fee of:

Average Daily Net Assets	Asset Based Fee
$0 to $500 million	.010%
In excess of $500 million	.005%

The above fee with respect to the Chesapeake Growth Fund will be discounted by 20% for the period March 1, 2010 to February 28, 2011.

PERFORMANCE REPORTING:

For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each Portfolio a fee of $200 per month.

OUT-OF-POCKET EXPENSES:

The fees set forth above shall be in addition to the payment of out-of-pocket expenses as provided for in Section 4 of this Agreement.